Mail Stop 4561

September 4, 2008

Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015

      Re: **Lexington Realty Trust**
                Form 10-K for the fiscal year ended December 31, 2007
                File No. 1-12386

Dear Mr. Carroll:

      We have completed our review of the above referenced filing and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Branch Chief